REDCORP

NEWS RELEASE

March 19, 2007 News Release 07-10

Update of Resource Estimate on the Tulsequah Chief Deposit

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redfern Resources Ltd. (together the Company), are pleased to provide an update on the Tulsequah Chief Project. As announced in the Company's news release dated January 16, 2007, Wardrop Engineering Ltd was contracted to complete an NI 43-101 compliant resource estimate on the "A-Extension" mineralization. The "A-Extension" was discovered by Redcorp in the summer of 2006 and is located within the footprint of the Tulsequah Chief mine. A positive feasibility study on the Tulsequah Chief was released January 29, 2007 and the Company is now focused on re-opening the mine.

"The A-Extension zone establishes the first significant mineral resources west of the 4400E fault in the mine area and proves that this area is prospective for hosting mineralization in addition to what has been established in the Feasibility Study. We are confident that the immediate Tulsequah Chief mine area and western margins of the established resource remain highly prospective for further discoveries and resource expansion.", stated Terry Chandler, President.

A-Extension Resource Estimate

The A-Extension resource estimate incorporates information from 30 surface and underground holes, and was prepared by Gilles Arseneau, Ph.D., P. Geo of Wardrop Engineering.

A-Extension Resource Estimate (@ CAD $86 NSR, Wardrop, March 14, 2007)

Category	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Indicated	108,900	2.12	0.55	3.29	1.58	72.70
Inferred	98,300	1.02	0.35	4.22	0.75	27.46

The A-Extension resource is comparable in size to some of the smaller lenses within the main Tulsequah deposit, and it remains open to expansion with further drilling.

Revised Tulsequah Chief Resource Estimate

On January 29, 2007 Redcorp announced resource estimate for the Tulsequah Chief Deposit as part of the positive feasibility study. With the completion of the resource estimate on the A-Extension an updated resource estimate for the Tulsequah Chief deposit has been calculated by adding the new A-Extension resource to the previous Tulsequah Chief resource.

Tulsequah Chief Resource Estimate (@ CAD $86 NSR, Wardrop, March 14, 2007)

Indicated	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Jan 29-07	5,819,900	1.43	1.25	6.58	2.68	97.2
A Extension	108,900	2.12	0.55	3.29	1.58	72.7
Total Indicated	**5,928,800**	**1.44**	**1.24**	**6.52**	**2.66**	**96.7**

Inferred	Tonnes	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)
Jan 29-07	950,500	0.96	1.01	5.23	1.76	77.1
A Extension	98,300	1.02	0.35	4.22	0.75	27.5
Total Inferred	**1,048,800**	**0.97**	**0.95**	**5.14**	**1.67**	**72.5**

*This updated resource was calculated by Gilles Arseneau, Ph.D., P. Geo, of Wardrop Engineering and is NI 43-101 compliant.

Dev 4/2

This addition to the resource base demonstrates the potential to increase the life of the Tulsequah Mine. Of particular importance is the location of this new mineralization adjacent to existing development, facilitating addition of these resources to the mine plan. Moreover, the Company feels that there is high potential for additional discoveries to be made in the immediate vicinity of the established resources at the Tulsequah Chief Mine and elsewhere on the property. A graphic showing the full resource model and position of the A-Extension relative to existing and proposed workings is available on the Company's website.

Additional Information

Further to the Company's press release dated January 29, 2007, the NI-43-101 Technical report on the Tulsequah Chief Feasibility Study has now been posted on SEDAR. Please refer to Redcorp Ventures' profile on www.sedar.com.

A NI-43-101-compliant resource estimate on the Big Bull deposit is currently being compiled and will be released upon completion.

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redcorp geologists using established documented sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. The Company has a comprehensive QA/QC program in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

The resource estimate has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (NI 43-101). Gilles Arseneau, Ph.D., P.Geo of Wardrop Engineering is the Independent Qualified Person who has assumed authorship of this estimate

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of

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development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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